O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4380

July 25, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

Attention: Michael Moran, Branch Chief

Dear Sirs:

RE:	NORPAC TECHNOLOGIES, INC. (the “Company”)
	-	SEC File Number 000-27549
	-	Change in Independent Public Accountants

We write on behalf of the Company, in response to your comment letter dated July 13, 2006 regarding the above referenced matter (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company.

1.

WE HAVE RECEIVED A LETTER FROM VIRCHOW, KRAUSE & COMPANY, LLP STATING THAT THE CLIENT-AUDITOR RELATIONSHIP BETWEEN YOU AND THEM HAS CEASED AS OF JUNE 29, 2006. THIS EVENT REQUIRES YOU TO FILE A FORM 8-K UNDER ITEM 4.01 WITHIN FOUR BUSINESS DAYS FROM THE DATE OF THE EVENT. OUR RECORDS DO NOT INDICATE THAT YOU HAVE DONE SO. PLEASE FILE THE REQUIRED REPORT INCLUDING ALL OF THE DISCLOSURES REQUIRED BY ITEM 304 OF REGULATION S-B. WE MAY HAVE ADDITIONAL COMMENTS AFTER WE REVIEW YOUR FILING.

The Company did not file a current report on Form 8-K following Virchow, Krause & Company, LLP’s (“Virchow Krause”) resignation as the Company only received Virchow Krause’s letter of resignation on July 14, 2006 when it was faxed to the Company by the Securities and Exchange Commission. Since that date the Company has filed a Form 8-K on July 20, 2006 disclosing the resignation. The Company intends to file an amended Form 8-K once it retains a new independent accountant.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST
CYN/clk
Enclosure
cc:        Norpac Technologies, Inc.
Attn:    John Thornton, President

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars